UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
               OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: November 30, 2004

                        Commission File Number: 001-32305

                                    CORPBANCA
                  ---------------------------------------------
                 (Translation of registrant's name into English)

                         Huerfanos 1072, Santiago Chile
                      -------------------------------------
                     (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No    X
                              ---                         ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       .
                                                 -------

     On October 29, 2004, Corpbanca published condensed unaudited consolidated financial statements for the third quarter 2004, in the Diario Financiero in Chile. A copy of such financial statements is attached hereto as Exhibit 99.1.

     On November 30, 2004, Corpbanca announced unaudited third quarter 2004 financial results. A copy of the announcement is attached hereto as Exhibit 99.2.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 2, 2004


                                     CORPBANCA


                                     By:     /s/ Camilo Morales Riquelme
                                         ---------------------------------------
                                         Name:  Camilo Morales Riquelme
                                         Title: Division Manager-Planning and
                                                Development Control

                                  EXHIBIT INDEX


The following exhibits have been filed as part of this Form 6-K:

Exhibit     Description
-------     -----------

99.1 Condensed unaudited consolidated financial statements for the third quarter 2004, as published in Chile in the Diario Financiero on October 29, 2004.

99.2 Corpbanca announcement, dated November 30, 2004, covering unaudited third quarter 2004 financial results.